Exhibit 99.1

PROVINCE OF MANITOBA

2023/24 Third Quarter Report

Fiscal and Economic Update

2023/24

Honourable Adrien Sala
Minister of Finance

Manitoba

Indigenous Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

2023/24

THIRD QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

TABLE OF CONTENTS

4 Introduction 6 Overview of Changes from Budget 2023 to End of Third Quarter 7 Revenue Changes from Budget 2023 9 Expense Changes from Budget 2023	11 Risks to the Fiscal Forecast 12 Summary Revenue Table 13 Summary Expense Table 14 Economic Update

INTRODUCTION

The October 3, 2023 General Election in Manitoba resulted in a change in government and the new government was sworn in on October 18, 2023.

The previous government tabled Budget 2023 on March 7, 2023.

The Third Quarter Report provides the fiscal and economic update for Manitoba for 2023/24. This report is based on the latest economic forecasts. However, the expenditure forecast is as of December 31, 2023 and predominately reflects the decisions and corresponding impacts of the previous government. Similarly, the revenue variance relative to budget predominately reflects assumptions, decisions, and corresponding impacts of the previous government.

The new government will deliver its first budget on April 2, 2024.

Budget 2023 projected a deficit of $363 million for the fiscal year and the First Quarter Report- published by the previous government on July 18, 2023 - reported the deficit was unchanged.

The Third Quarter Update projects that the deficit has increased significantly and is forecast at $1,997 million. This is an increase of $1,634 million, largely attributable to significant overspending in the health care sector and provisions for the settlement of longstanding lawsuits.

The deficit increase shown in the Third Quarter Update is compounded by two preceding factors:

First, a substantial increase in expenses in Health, Seniors and Long-Term Care that was as a result of decisions made by the previous government subsequent to Budget 2023 and not included in the First Quarter Update issued by the previous government. These include collective agreements settled in July 2023, the Health Human Resources Action Plan and other initiatives that have resulted in substantial increases in salary and benefit costs in the service delivery organizations.

The second driver was the $450 million net income forecast from Manitoba Hydro in Budget 2023, which was not achieved due to low water conditions and lower net export revenues. This change in Hydro’s forecast was also not accounted for the First Quarter Update. As of the Third Quarter Update, Hydro is now projecting a $190 million loss.

Total revenue is projected to be $901 million below budget, primarily reflecting lower revenue from Manitoba Hydro, decreases in individual and corporation income tax revenues, and the fuel tax holiday, drawn partially from the revenue contingency.

Effective January 1, 2024, the fuel tax in Manitoba was temporarily reduced to zero cents per litre on gasoline and diesel, including marked gasoline, for an estimated reduction in revenue of $82 million for 2023/24. This tax measure not only provided immediate relief at fueling stations across the province, but it also lowered the overall inflation rate in Manitoba. The province’s inflation rate in February 2024 fell to 0.9 per cent, the lowest in Canada.

Federal Transfers decreased by $195 million compared to budget mainly related to underspending on Investing in Canada Infrastructure Program projects and underspending on the Canada-Manitoba Early Learning and Child Care Agreement and the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement. Manitoba Agriculture is also forecasting a decrease in Agrilnsurance indemnities and a corresponding reduction in the federal share of unearned premium revenue.

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Total expenses are projected to be $733 million higher than budget, primarily reflecting the increased spending in Health, Seniors, and Long-Term Care, Justice, and Families, offset by reductions in other areas.

To accommodate these increased expenses, a special warrant was issued in February. The special warrant provided $600 million in additional operating expenditure authority and $100 million in additional capital expenditure authority for Manitoba Health, Seniors and Long-Term Care and $10 million in expenditure authority for the Manitoba Student Aid lending program in Advanced Education and Training.

In 2022/23, the province modified its presentation of Manitoba Hydro borrowings. Manitoba Hydro’s debt servicing costs and the related recovery are now shown separately in the provincial Summary Revenue and Expense forecast. Debt servicing costs now include the portion attributable to Manitoba Hydro’s borrowings and the recovery from Manitoba Hydro is reflected as revenue in recovery from government business enterprises and other investment earnings. The 2023/24 summary budget revenue and expense were both restated to reflect this change in presentation, and there was no impact on the province’s budgeted net debt or deficit.

The net debt to gross domestic product (GDP) ratio is forecast at 37.5 per cent in 2023/24, a 2.9 percent increase from the 34.6 per cent in Budget 2023. The decline is mainly due to the forecasted increase to the deficit for 2023/24.

2023/24 Third Quarter Fiscal Update

(Millions of Dollars)	Forecast	Budget	Change
Revenue	21,476	22,377[1]	(901)
Expense	23,473	22,740[2]	733
Operating Surplus (Deficit)	(1,997)	(363)	(1,634)
Summary Net Debt	33,514	31,057	2,457
Net Debt to GDP	37.5%	34.6%	2.9

1.

An accounting presentation change for the debt servicing recoveries from Manitoba Hydro has resulted in an $863 million restatement in budgeted revenue to $22.4 billion compared to the amount presented as part of the Summary Budget in March 2023. The presentation change has no net impact to the net surplus/(deficit).

2.

An accounting presentation change for the debt servicing costs of Manitoba Hydro has resulted in an $863 million restatement in budgeted expenditure to $22.7 billion compared to the amount presented as part of the Summary Budget in March 2023. The presentation change has no net impact to the net surplus/(deficit).

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OVERVIEW OF CHANGES FROM BUDGET 2023 TO END OF THIRD QUARTER

The graph below depicts the changes in revenue and expenses and the corresponding deficit from Budget 2023 to this fiscal update. The grey bars indicate an increase of the deficit, and the green bar indicates a decrease of the deficit. The net effect of these changes is the forecasted worsening of the deficit from $363 million to $1,997 million.

Changes from Budget 2023

1. Government Business Enterprises

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REVENUE CHANGES FROM BUDGET 2023

(Millions of Dollars)
Summary Budget – Revenue	22,377
Revenue Changes from Budget:
Net Changes in Taxation Revenue
Individual Income Tax	(249)
Corporation Income Tax	(44)
Fuel Taxes	(101)
Other net changes in taxation revenue	(12)
Subtotal Taxation Revenue	(406)
Net Changes in Fees and Other Revenue	15
Net Changes in Federal Transfers	(195)
Net Income of Government Business Enterprises (GBEs)
Manitoba Hydro	(640)
Manitoba Public Insurance	(51)
Manitoba Liquor and Lotteries Corporation	52
Subtotal Net Income of Government Business Enterprises	(639)
Recovery from Government Business
Enterprises and Other Investment Earnings	124
Add Back Revenue Contingency	200
Total Revenue Changes from Budget	(901)
Revenue Forecast	21,476

Revenue in 2023/24 is projected to be $21,476 million, a decrease of $901 million from the budget forecast of $22,377 million. The decrease in revenue mostly reflects a $639 million decrease in Net Income from Government Business Enterprises, largely attributable to Manitoba Hydro, and a $406 million decline in taxation revenue.

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Major Revenue Variances

Individual Income Tax revenue is forecast to be $249 million or 5.4 per cent lower than budget due to lower year-to-date assessments from the Canada Revenue Agency (CRA) for the 2022 tax year relative to the estimates used for Budget 2023. This has reduced the revenue base used for forecasting 2023.

Corporation Income Tax revenue is forecast to be $44 million or 5.0 per cent lower than budget due to a projected decline in 2023 business profits relative to the Budget 2023 forecast.

Fuel Taxes revenue is forecast to be $101 million or 29.5 per cent lower than budget mainly due to the fuel tax holiday that came into effect on January 1, 2024.

Federal Transfers are forecast to be $195 million under budget mostly due to underspending on Investing in Canada Infrastructure Program projects resulting in delays in federal revenue, a decrease in forecasted AgriInsurance indemnities and the corresponding reduction in the federal share of the unearned premium revenue, and a reduction in the Canada-Manitoba Early Learning and Child Care Agreement and the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement as a result of lower requirements than budgeted.

Net Income from Government Business Enterprises is forecast to be $639 million under budget mostly reflecting a dramatically lower forecasted income from Manitoba Hydro. Manitoba Hydro is projecting a net loss of $190 million (a decrease of $640 million from budget) primarily driven by low water conditions which significantly reduced net export revenues, and the projected impact of a warmer fall and winter. The net loss projection also accounts for the impact of the Public Utility Board’s electric general rate application decision and directives issued in August. Manitoba Liquor and Lotteries Corporation is forecasting a $52 million increase to budget while Manitoba Public Insurance Corporation is forecasting a $51 million decrease to budget.

As a result of the economic situation in the first nine months, the $200 million revenue contingency built into the budget has been applied to partially offset the revenue reduction.

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EXPENSE CHANGES FROM BUDGET 2023

(Millions of Dollars)
Summary Budget – Expense	22,740
Expense Changes from Budget:
Health, Seniors and Long-Term Care	903
Justice	124
Families	99
Tax Credits	44
Agriculture	(130)
Advanced Education and Training	(77)
Education and Early Childhood Learning	(73)
Emergency Expenditures	(71)
Consumer Protection and Government Services	(45)
Other net changes	(41)
Total Expense Changes from Budget	733
Expense Forecast	23,473

Expenses in 2023/24 are projected to be $23,473 million, an increase of $733 million over the budget forecast of $22,740 million. The increase in expense is mostly related to cost pressures in Manitoba Health, Seniors and Long-Term Care for which additional authority was obtained through a special warrant in February 2024.

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Major Expense Variances

Health, Seniors and Long-Term Care is forecasting a $903 million variance reflecting increased expenditure pressures in the regional health authorities as a result of continued impacts from the settled collective agreements, Health Human Resources Action Plan and overall price and volume increase in the health system.

Justice is forecasting a $124 million variance and Families is forecasting a $99 million variance. The variance in both departments is mainly due to provisions for the settlement of longstanding lawsuits.

Tax Credits is forecasting an increase of $44 million mainly related to the 2022 tax year assessments for the Film and Video Production Tax Credit.

Agriculture is forecasting a $130 million decrease reflecting reduced anticipated indemnity payments for both the Agrilnsurance and Hail Insurance programs due to lower claim activity. This is offset by a corresponding decrease in revenue.

Advanced Education and Training is forecasting a $77 million decrease due to a reduction in pension expense, primarily due to changes in amortization of gains from prior years as well as programming funds received in the current year by Assiniboine Community College to be spent in future periods.

Education and Early Childhood Learning is forecasting a $73 million decrease reflecting a reduced allocation confirmed by the Government of Canada for the Canada-Manitoba Early Learning and Child Care Agreement as a result of a lower requirement than budgeted. This is offset by a corresponding decrease in revenue.

Emergency Expenditures is forecasting a $71 million decrease as the 2023 flood season did not result in significant expenses for the government.

Consumer Protection and Government Services is forecasting a $45 million decrease primarily due to lower than budgeted spending in the fully subscribed Investing in Canada Infrastructure Program (ICIP), due to delays in construction, adverse weather conditions, and labour shortages. This is offset by a corresponding decrease in revenue.

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RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator when projecting tax revenues. Changes in nominal GDP growth can wield a significant influence on total revenue.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue, making it susceptible to fluctuation based on the underlying levels of economic activity. Conversely, major federal transfers constitute around 28 per cent of total revenues and are governed by fixed funding arrangements that remain unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income of Crown corporations, notably from Manitoba Hydro as the utility’s fiscal results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate some of the risks of a revenue downturn, a $200 million revenue contingency was included in Budget 2023. This contingency has been drawn down in this forecast to partially offset the forecasted decreases in revenue.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2023 included an appropriation for contingencies and unanticipated events of $521 million in Internal Service Adjustments. Unanticipated events include developments during the year that could not be reasonably anticipated when the budget was prepared. Contingency events include developments that could be anticipated but not with enough certainty to make a reasonable estimate of costs, or where final costs were dependent on a pending decision by government. This contingency has been mostly allocated in this forecast to partially offset some of the expenditure pressures in departments.

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SUMMARY REVENUE

(Millions of Dollars)	Forecast	Budget	Change
Income Taxes
Individual Income Tax	4,397	4,646	(249)
Corporation Income Tax	842	886	(44)
Subtotal: Income Taxes	5,239	5,532	(293)
Retail Sales Tax	2,679	2,602	77
Education Property Taxes	688	693	(5)
Other Taxes
Corporations Taxes	353	398	(45)
Fuel Taxes	241	342	(101)
Land Transfer Tax	129	134	(5)
Levy for Health and Education	434	439	(5)
Tobacco Tax	120	150	(30)
Other Taxes	15	14	1
Subtotal: Other Taxes	1,292	1,477	(185)
Tuition Fees	492	474	18
Fees and Other Revenue
Fines and Costs and Other Legal	48	49	(1)
Minerals and Petroleum	28	34	(6)
Automobile and Motor Carrier Licences and Fees	179	169	10
Parks: Forestry and Other Conservation	46	39	7
Water Power Rentals	56	65	(9)
Service Fees and Other Miscellaneous Charges	1,709	1,713	(4)
Subtotal: Fees and Other Revenue	2,066	2,069	(3)
Federal Transfers
Equalization	3,510	3,510	-
Canada Health Transfer	1,870	1,853	17
Canada Social Transfer	597	591	6
Shared Cost and Other Transfers	1,127	1,345	(218)
Subtotal: Federal Transfers	7,104	7,299	(195)
Net Income of Government Business Enterprises	542	1,181	(639)
Recovery from Government Business Enterprises and Other Investment Earnings[1]	1,374	1,250	124
Contingency	-	(200)	200
Total Summary Revenue	21,476	22,377	(901)

1.

An accounting presentation change related to the debt servicing recoveries from Manitoba Hydro resulted in an $863 million restatement of recovery from government business enterprises and other investment earnings to $1,250 million compared to the amount presented as part of the Summary Budget in March 2023.

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SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Printed Budget	Enabling Allocations	Budget After Reallocations	[2]	Change from Budget

Legislative Assembly	78	75	-	75		3

Executive Council	8	5	3	8		-

Advanced Education and Training	1,773	1,831	19	1,850		(77)

Agriculture	501	612	19	631		(130)

Consumer Protection and Government Services	601	646	-	646		(45)

Economic Development, Investment, Trade and Natural Resources	332	297	43	340		(8)

Education and Early Childhood Learning	3,610	3,683	-	3,683		(73)

Environment and Climate Change	166	176	23	199		(33)

Families	2,163	2,006	58	2,064		99

Finance	96	87	10	97		(1)

Health, Seniors and Long-Term Care	8,511	7,240	368	7,608		903

Housing, Addictions and Homelessness	740	710	29	739		1

Indigenous Economic Development	10	10	-	10		-

Justice	961	815	22	837		124

Labour and Immigration	32	33	-	33		(1)

Municipal and Northern Relations	547	443	102	545		2

Public Service Commission	39	30	10	40		(1)

Sport, Culture, Heritage and Tourism	162	100	62	162		-

Transportation and Infrastructure	630	551	76	627		3

Enabling Appropriations	120	989	(844)	145		(25)

Emergency Expenditures	29	100	-	100		(71)

Tax Credits	194	150	-	150		44

Debt Servicing[1]	2,170	2,151	-	2,151		19
Total Summary Expense	23,473	22,740	-	22,740		733

1.

An accounting presentation change related to debt servicing costs for Manitoba Hydro has resulted in an $863 million restatement in budgeted debt servicing costs to $2,151 million compared to the amount presented as part of the Summary Budget in March 2023.

2.

“Budget After Reallocations” represents the “Printed Budget” adjusted for allocations from Internal Service Adjustments which is an Enabling Appropriation. These allocations provide additional expenditure authority which offset the forecast expenditures for specific programs delivered by a department. The “Change from Budget“ column represents other variances unrelated to the Enabling Appropriation allocations as explained in the previous section.

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ECONOMIC UPDATE

A global economic slowdown was widely expected in early 2023, given prevailing conditions of high inflation, an increase in central bank interest rates to fight inflation, geopolitical tensions from Russia’s war in Ukraine, diminishing pent-up demand and intermittent setbacks in supply chain distributions.

Despite these headwinds, economic activity was unexpectedly stronger than expected in a number of countries through 2023, but particularly in the U.S. and to a lesser extent in Canada. Households continued to spend on pent-up demand, while businesses invested more to meet the rise in demand. In its latest outlook, the International Monetary Fund (IMF) raised the global outlook for 2023 to 3.1 per cent in January 2024, up from 2.9 per cent a year earlier.

Although materially slower compared to the 3.8 per cent real GDP growth in 2022, the Canadian economy surprisingly expanded by 1.1 per cent in 2023, more than doubling the budget expectation of 0.5 per cent.

Manitoba is not immune to these external developments. Similar to Canada, after posting 3.2 per cent growth in 2022, real GDP growth in Manitoba is now expected to grow by 1.4 per cent in 2023, doubling budget expectations of 0.7 per cent. Supported by a resilient labour market, nominal GDP growth is revised up to 3.4 per cent for 2023 compared to 2.2 per cent in Budget.

The pressure from an extended period of elevated inflation and higher interest rates is weighing on growth expectations for 2024. The forecast of real GDP growth has declined to 0.6 per cent while nominal GDP has declined to 2.9 per cent. Nominal GDP is supported by growing incomes, as wage settlements start to reflect higher inflation rates compared to pre-pandemic years.

In addition to forecast revisions, last November, Statistics Canada revised up the impact from the pandemic on Manitoba’s economy. Nominal GDP, a barometer for taxation revenue, was revised down in 2020 and 2021, for a combined total of $803 million. Nominal GDP is now declining by 2.2 per cent in 2020 compared to a decline of 1.3 per cent in the earlier estimates. This revision is reflected in lower than expected income tax revenue from 2022 and a lower base for revenues in subsequent years.

Manitoba Economic Outlook at a Glance

	2023 Forecast		2024 Forecast
	Budget 2023	Third Quarter 2023/24	Budget 2023	Third Quarter 2023/24
Gross Domestic Product
Real	0.7	1.4	1.1	0.6
Nominal	2.2	3.4	3.0	2.9
Consumer Price Index	3.8	3.5	2.2	2.5
Employment	0.4	2.5	0.8	1.2
Unemployment Rate	5.4	4.8	5.9	5.7

per cent change unless otherwise noted

Source: Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts

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Manitoba’s inflation rate (Consumer Price Index) increased by 3.5 per cent in 2023, down from 7.9 per cent in 2022, and below the national increase of 3.9 per cent. On a year-over-year monthly basis, inflation eased from 6.9 per cent in January 2023 to 1.7 per cent in December. Among product groups, inflation in 2023 was led by food, health and personal care, and shelter costs, while clothing and footwear, transportation and household operation eased pressure on prices. However, within the transportation group, gasoline prices declined by 9.0 per cent.

In 2023, Manitoba’s employment increased by 17,100, up 2.5 per cent. Full-time employment accounted for all the job gains, increasing by 20,900, while part-time fell by 3,800. Private sector employment rose by 15,600 and public sector employment increased 1,500. The unemployment rate rose slightly to 4.8 per cent from 4.6 per cent in 2022. Despite the modest increase, Manitoba has maintained the second lowest unemployment rate in Canada for the third consecutive year.

Retail sales, a barometer of consumer confidence and disposable income, decelerated in 2023, growing by 1.9 per cent compared to 8.6 per cent in 2022 and 13.3 per cent in 2021. The elevated growth in 2021 and 2022 reflected a boost in pent-up demand and a boost in prices, particularly for gasoline. With price growth somewhat easing in

2023, sales from gasoline stations and fuel vendors fell by 13.3 per cent and was a key factor in lowering overall inflation rate. With the supply of vehicles increasing, sales at new car dealerships rose by 12.5 per cent, lifting total retail sales to a record of almost $27 billion.

Manitoba’s population continues to increase at a solid pace, increasing by 2.9 per cent in 2023, and adding almost 41,500 individuals for a total of 1,454,902 persons.

Total investment in residential and non-residential construction was down by 5.0 per cent in 2023. Investment in non-residential construction (industrial, commercial, and institutional and governmental) increased by 11.0 per cent, while spending on residential construction decreased by 11.0 per cent.

A more comprehensive economic update will be provided with Budget 2024.

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